United States Securities and Exchange Commission
Washington, DC 20549

NOTICE OF EXEMPT SOLICITATION

1.	Name of Registrant:
HORMEL FOODS

2.	Name of person relying on exemption:
THE HUMANE SOCIETY OF THE UNITED STATES

3.	Address of person relying on exemption:
2100 L Street, NW
Washington, DC 20037

4.	Written materials:
The attached written materials are submitted pursuant to a voluntary application of Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made in the interest of public disclosure and consideration of these important issues.

PLEASE NOTE: The HSUS is not asking for and cannot accept your proxy card.
Please vote FOR the shareholder proposal on the proxy received from the management, following the instructions enclosed with the proxy as to how to cast your ballot.

Memorandum

Subject:
Response to, and line-by-line refutation of, the Board of Directors’ statement in opposition to the Hormel Foods shareholder proposal requesting that the Board report the risks associated with its position of indefinitely allowing gestation crates throughout its supply chain.

Date:	December 17, 2014

Contact:	Matthew Prescott, The Humane Society of the United States
(240) 620-4432 or mprescott@humanesociety.org
/s/ Matthew Prescott

This filing is made in reference to the statement of opposition published by Hormel’s Board of Directions, opposing the shareholder proposal submitted by The Humane Society of the United States and Calvert Investments (“The Proponents”) in the Company’s 2015 proxy materials.

As evidenced below, the Board’s opposition statement is quite misleading and even contains false statements. This filing identifies the areas in which the Board confuses or misrepresents the issues—perhaps purposely, so as to draw attention away from the focus of the proposal: that the Company has failed to disclose material business risks that proponents believe are associated with its policy of indefinitely allowing gestation crate confinement in its pork supply.

We urge shareholder to review the proposal in the Company’s proxy materials, as well as the other recent exempt solicitation filing made by The Humane Society of the United States, which provides further details regarding the merits of the proposal.

Below is the Board’s opposition statement, broken up section-by-section (bolded), with the Proponents’ responses following.

#           #           #

“The Company treats animal welfare as a top priority and has implemented a number of practices to ensure animal welfare standards are followed.”

The subject matter of the proposal, to be clear, is not the quality of Hormel’s animal welfare standards but simply that it’s in shareholders’ interests for Hormel to report the risks associated with its policy of continuing to allow gestation crates in its supply chain. The Board, here, is conflating – perhaps purposely – the subject matter of the Proposal (risk disclosure associated with the Company’s policy on gestation crates) with the quality of the Company’s animal welfare policies in general.

“The Board of Directors believes that the proposal is unnecessary, as the information below [in the opposition statement] provides stockholders with the material information about the Company’s position on sow housing.”

The information in the opposition statement does indeed provide stockholders with some material information about the Company’s position on sow housing (generally), but importantly, ignores disclosure around the sole specific issue raised by the Proponents’ shareholder proposal: what risks may be present as a result of Hormel allowing the indefinite use of gestation crates throughout its supply chain.  As such, the above statement is irrelevant.

“Devoting resources for additional disclosure would be inefficient and not in the best interests of the Company’s stockholders.”

The Proponents believe the benefits of additional disclosure are clear: there are more than 60 major food companies, including Hormel customers and competitors, which have made clear their shift away from gestation crates, and Hormel’s policy is to indefinitely allow the use of those crates in its supply chain—with, apparently, an aversion to disclosing the material risks associated with that policy so that shareholders may better understand it.

“The Company recognizes and monitors the differing views on the sow housing issue. For example, the American Veterinary Medical Association has reviewed the existing scientific literature on gestational sow housing and has published a report concluding that individual and group housing types both have advantages and disadvantages.”

This is grossly off-topic. The subject matter of the proposal does not—in any way—regard the animal welfare attributes of gestation crates (or any other sow housing system).

Here too, the Board is conflating – perhaps purposely – the subject matter of the Proposal (risk disclosure associated with the Company’s policy on gestation crates) with the supposed animal welfare attributes of those crates and other sow housing systems.

Furthermore, while the Proponents’ resolution doesn’t claim that one housing system or another has zero advantages or disadvantages, one clear and material disadvantage of gestation crate use, as it relates to the proposal, is that the bulk of the food retail sector has rejected gestation crates as inhumane and made clear their plans to utilize suppliers that do not use those crates.

“However, in recognition of the expectations of some of the Company’s customers and consumers, the Company recently asked its hog suppliers who are renovating, planning or building new sow housing, to consider incorporating group sow housing into those design considerations.”

This fact does nothing to mitigate the risks laid out in the proposal. Asking a sub-section of hog suppliers (those “renovating, planning or building new sow housing”) to consider incorporating group sow housing with no requirement to do so, timeline for doing so, or even specification regarding to what degree group sow housing should be incorporated is a wholly insufficient action to take in light of the fact that much of the food industry, including Hormel customers, has demanded a 100% shift away from gestation crates.

“As the proponent noted, the Company previously announced that it would transition all company-owned farms to group sow housing by 2018, and that 25% have been successfully converted as of 2013. The Company believes that its actions on this issue are generally consistent with the practices of most other U.S. pork processors.”

There is no reasonable way that the Company could legitimately believe these actions are “generally consistent” with best industry practices, especially among its largest competitors. As just three examples:

•	Smithfield Foods has policies in place to eliminate gestation crates from its company-owned facilities by 2017 and from its contracted facilities by 2022.
•	Cargill too has in place timelines for eliminating gestation crates – at both its company-owned and contracted facilities – and will do so by 2015 and 2017, respectively.
•
Clemens Foods Group (aka Hatfield Quality Meats) has in place a firm timeline for eliminating 100% of the gestation crates that exist in its supply system—whether at company-owned facilities, contracted facilities, or facilities owned and operated by independent farmers.

Hormel may have a policy to eliminate gestation crates from the (very) few sow barns it owns directly, though it has no policy whatsoever aligned with these industry peers, who have implemented plans for shifting supply systems—whether company-owned or contracted—away from gestation crates.

“While the Company does not dictate systems its independent hog producers use to operate their farms, they must be compliant with the animal care standards in the Company’s Quality Assurance Program.”

First, it’s important to note the glaring contradiction in this statement: that the Company claims it “does not dictate” to suppliers what to do on their farms, immediately—and strangely—followed by a claim that it does, in fact, require suppliers to comply with a set of the Company’s own animal care standards. One half of this statement must, by the rules of logic, must be false: either the Company doesn’t dictate practices to suppliers or it does; it cannot simultaneously require its suppliers to abide by standards while not dictating what those suppliers do.

Perhaps more importantly though, here too – yet again – the company misleads shareholders by seeming to paint the proposal as one about animal care standards, when in reality it is very clearly about one specific issue: disclosure around risks stemming from Hormel’s policy of indefinitely allowing gestation crates in its supply system.

“In addition, all independent family farms that supply hogs to the Company must be certified by the National Pork Board’s Pork Quality Assurance Plus program.”

This is wholly irrelevant, as the above-mentioned program explicitly allows for the use of gestation crates.

“The National Pork Board consists of 15 pork producers or importers nominated by Pork Act Delegates at the National Pork Forum and appointed by the U.S. Secretary of Agriculture and implements programs designed to enhance the marketing of U.S. pork products.”

As does much of Hormel’s opposition statement, a description detailing what The National Pork Board is strikes the Proponents as wholly irrelevant.

“In sum, the stockholder proposal is not necessary because the Company continually assesses risks related to all aspects of its business…”

First, it’s worth pointing out that Hormel makes this point “in sum,” although it is mentioned nowhere else in the opposition statement (thus, it does not summarize any assertion previously stated by the Company).

More importantly, the statement is misleading: the Proposal does not ask Hormel to “assess” risks related to its business, but rather to disclose risks (or, one risk in particular) to its business. Assessing risks and disclosing them are two very different things.

“…and [the Company continually] discloses any risks that could materially adversely affect the Company’s business, financial condition or results of operations.”

This statement is clearly false: Hormel certainly does not disclose “any” risks that could materially impact its business, as it has failed to disclose details of how its policy of continually allowing gestation crates throughout its supply chain may endanger the Company and its shareholders.

Very simply, that over 60 major food companies—including the leading fast food chains, grocery chains, foodservice companies and others—have policies to eliminate their purchase of pork stemming from the very practices that the Company allows its suppliers to use  may, by all reasonable accounts, “adversely affect the Company’s business, financial condition or results of operations.” That Hormel has not disclosed risks around this issue makes the above statement patently false.

“The Board of Directors believes the Company’s stockholders will be better served by having the Company continue its efforts to employ industry best practices and stay apprised of leading research in order to make informed decisions regarding animal welfare, including sow housing.”

It seems odd for the Company to suggest a one-or-the-other approach here. Neither the Proponents nor the proposal have, in any way, suggested that Company ought not to stay apprised of research (and, of course, disclosing risks around a particularly dangerous policy does not preclude the Company from doing so). That is to say, there is nothing that a continual review of research requires that would prevent the Company from disclosing certain risks present today to shareholders.

We hope you will vote FOR the shareholder proposal on the Company’s proxy statement.

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

This is not a solicitation of authority to vote your proxy and the registrants will not accept proxies if sent. The registrants urge shareholders to vote for the proposals discussed in this communication following the instruction provided on the management’s proxy mailing.  The cost of this communication is being borne entirely by the registrants.

PLEASE NOTE: The HSUS is not asking for and cannot accept your proxy card.
Please vote FOR the shareholder proposal on the proxy received from the management, following the instructions enclosed with the proxy as to how to cast your ballot.